Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Aetherium Acquisition Corp.

Filer’s Commission File Number: 001-41189

Subject Company: Capital A International/Aetherium Acquisition Corp.

Date: February 29, 2024

Malaysia’s Capital A finalises deal to list brand management unit in U.S. via merger

KUALA LUMPUR, Feb 28 (Reuters) - Malaysia’s Capital A CAPI.KL on Wednesday said it has finalised a $1.15 billion deal to list its brand management unit, Capital A International (CAPI), on the Nasdaq via a merger with a SPAC called Aetherium Acquisition Corp GMFI.O.

A SPAC (special purpose acquisition company), or blank-check firm, is a publicly listed shell company that raises funds to merge with a private company.

The listing, first announced last year, will allow CAPI to access the world’s most extensive and liquid capital markets, and enhance Capital A’s international credibility and presence, Group Chief Executive Tony Fernandes said in a statement.

“We are optimistic about the potential for our brand business to expand well beyond our origins, particularly in markets where intellectual property and brand value are highly esteemed by consumers and investors,” he said.

The transaction gives CAPI an estimated pro forma enterprise value of $1.15 billion, according to the statement.

The deal sees Capital A joining a growing number of Southeast Asian companies seeking to list in the United States to fill a void left by Chinese companies that have paused U.S. IPOs amid political tensions with Washington.

AirAsia unit heads for U.S. listing through SPAC deal as CEO says ‘Americans understand branding’

AirAsia is set to list its brand management unit on the Nasdaq after finalizing a SPAC merger, as it bets on the appeal of franchise and licensing opportunities to a U.S. audience that does not yet widely know the budget airline.

Tony Fernandes, AirAsia founder and CEO of Malaysia-based Capital A Bhd. — which owns the short-haul airline and related units including the brand business — told CNBC this week that he would seek to raise awareness of the potential in Southeast Asia’s nearly 700 million-strong population and beyond.

“We picked America because Americans understand branding better than the markets in Southeast Asia,” Fernandes said, acknowledging that the AirAsia brand itself is not well known in the U.S.

“It’s my job to get investors excited about the growth potential of our brand … and also being in a very exciting part of the world, with geopolitics, ASEAN has received much more attention.”

Brand licensing opportunities could include hotels, mobile services and airlines in markets such as South Asia and Africa where AirAsia does not have subsidiaries, Fernandes said.

The deal values the new company, Capital A International, at $1.15 billion, according to a release Wednesday. The business will also look at acquisitions and licensing its 14 other brands.

In 2001, Fernandes bought the then-failing carrier AirAsia from the Malaysian government for 1 Malaysian ringgit (roughly 20 cents) and 40 million ringgit in debt. The low-cost airline has grown to a fleet of more than 240 aircraft currently.

Fernandes is engaged in a broader battle to lift Capital A out of the financially distressed status it received from Malaysian regulators during the pandemic and source capital injections to fuel further growth.

A major part of that is its plan to sell off AirAsia’s core short-haul aviation business, comprising several regional subsidiaries, from Capital A to its Malaysia-listed sister firm Air Asia X — its mid- to long-haul business. That will create a unified Air Asia Group, Fernandes said, which is targeting a $400 million equity raise, according to Reuters.

Subject to regulatory approval, the deal finalized Wednesday with Aetherium Acquisition Corp.— a special purpose acquisition company, or SPAC — will result in Capital A International going public on the Nasdaq stock exchange. A SPAC is a publicly traded company formed solely to merge with or acquire another company, providing it with a swifter path to a stock market listing.

SPACs saw a boom in popularity in 2020 and into 2021, amid frenzied market activity at the height of the Covid-19 pandemic. That flow slowed sharply in 2022 as numerous companies failed to meet lofty expectations and as market volatility and interest rates began to rise.

“Why a SPAC? I see it really as a reverse listing in America,” Fernandes said. “SPACs have got a bad name because a lot of these were, I’m going to be frank, hair-brained business schemes, sending people to the moon. … We’re generating real cash flow, real profits,” he added.

On a smaller scale, AirAsia’s path will mirror that of Singapore-based, Southeast Asia-focused Grab, a “super app” service, which began trading on the Nasdaq in December 2021 after closing a SPAC merger.

The SoftBank-backed company has faced a turbulent ride, with shares tumbling on their first day of trading and languishing since.

“Like it or lump it, Grab has set the way by showing that a Southeast Asian company can list in America,” Fernandes said. “It’s not going to be a walk in the park, we’ll have to work [for] it, but while we might not be as well known in America, the concept of what we’re doing is better understood in that part of the world.”

Capital A Signs $1.15 Billion SPAC Deal for Unit’s US Listing

Malaysia’s Capital A Bhd. — which operates regional low-cost carrier AirAsia — agreed to terms for a planned $1.15 billion merger of its brand management unit with a Nasdaq-listed blank-check company, according to a statement.

AirAsia founder Tony Fernandes, who would be chief executive of the new company, said in an interview he expects Capital A International to start trading by June or July.

Merging with a special purpose acquisition company, or SPAC, allows a company to go public without going through an initial share sale. It would be his third listed company and first outside of Malaysia.

The companies first announced the potential merger in November. The blank-check company, Aetherium Acquisition Corp., is under pressure to delist as it failed to meet the minimum market value requirement as well as to submit financial reports on time. The company, which raised $115 million in December 2021, is appealing the delisting ruling.

The deal is subject to shareholder and regulatory approvals.

Fernandes said a Nasdaq listing of the unit would help Capital A exit the Malaysian exchange’s Practice Note 17 classification, which signals financial distress. Last year, Capital A said it expected to record a one-time gain by separating from its unit. It also expects to profit from Capital A International as an equity holder in the merger.

Fernandes’ plans comes as the SPAC market has largely gone cold in the US from its Covid-era heights, with losses of at least $46 billion from firms that merged with SPACs and then went bankrupt. The US’ De-SPAC index, which tracks 25 of the biggest companies to publicly list via SPACs, has dropped 85% since April 2020.

Ride-hailing giant Grab Holdings Ltd., another Southeast Asian firm that went public in the US through a SPAC merger, has seen its shares plunge 64% since its listing in December 2021. Despite a $40 billion SPAC merger, its current market capitalization stands at only $12.3 billion.

Capital A International, the brand management unit, owns and licenses the AirAsia brand and holds the rights for 15 other brands, the parent company said in a statement filed with the exchange.

Capital A International derives its revenue from royalty fees and seeks to grow brands under its purview while looking to acquire other Southeast Asian companies, according to the statement. The company estimated that the Southeast Asian licensing market is worth $5 billion.

The SPAC merger is “a quicker way for us to get to the capital market in America,” said Fernandes, adding that he believes Capital A International will do well because it has “a real business, has cash flow, is profitable, and has a plan.”

Fernandes, 59, has two listed companies in Malaysia — Capital A, where he is also CEO, and its sister company, AirAsia X Bhd., in which he has an advisory role.

Fernandes is also trying to merge the aviation business of Capital A and AirAsia X to create a consolidated airline group in Malaysia’s public markets. He said Capital A will eventually be split into at least two non-aviation brands under the group and seek their own listings, resulting in five AirAsia-related listed brands.

Forward-Looking Statements

The information in this filing made pursuant to Rule 425 (this “filing”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of Aetherium Acquisition Corp., a Delaware corporation (together with its successors, “Aetherium”), Aetherium with Capital A Berhad, a Malaysian company (“Parent”), Capital A International, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Pubco”), and Aether Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Pubco (“Merger Sub”) following the proposed Business Combination; (3) changes in the market for the Pubco’s brand and expansion plans and opportunities; (4) Pubco, the Company, Parent, and Merger Sub’s economics; (5) the sources and uses of cash of the proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; (7) the projected growth and intellectual property developments of Pubco, the Company, Parent, and Merger Sub and theirs competitors; (8) anticipated short- and long-term customer growth of the Air Asia brand companies; (9) current and future potential commercial and customer relationships; (10) the ability to grow Pubco, the Company, Parent, and Merger Sub’s operating companies efficiently at scale; and (11) expectations related to the terms and timing of the proposed Business Combination.

These statements are based on various assumptions, whether or not identified in this filing, and on the current expectations of Pubco, the Company, Parent, Merger Sub and Aetherium’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pubco, the Company, Parent, Merger Sub and Aetherium. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the ability to obtain or maintain the listing of Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to Pubco, the Company, Parent, and Merger Sub; Pubco, the Company, Parent, and Merger Sub’s ability to successfully implement its growth strategy; risks relating to Pubco, the Company, Parent, and Merger Sub’s operations and business, including information technology and cybersecurity risks, demand for Pubco, the Company, Parent, and Merger Sub’s current and future offerings; risks related to increased competition; risks relating to potential disruption in the transportation and aviation industry; risks that Pubco, the Company, Parent, and Merger Sub are unable to secure or protect its intellectual property; risks of liability or regulatory lawsuits relating to the Company’s intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against Pubco, the Company, Parent, Merger Sub, or Aetherium or other following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of the Company to execute its business model, including continued market acceptance of its brands and achieving sufficient volumes at acceptable levels and prices; and those risk factors discussed in documents of Pubco and Aetherium filed, or to be filed, with the Securities and Exchange Commission (the “SEC”).

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Aetherium, Pubco, the Company, Parent, and Merger Sub presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Aetherium, Pubco, the Company, Parent, and Merger Sub’s expectations, plans or forecasts of future events and views as of the date of this filing. Aetherium, Pubco, the Company, Parent, and Merger Sub anticipate that subsequent events and developments will cause their assessments to change. However, while Aetherium, Pubco, the Company, Parent, and Merger Sub may elect to update these forward-looking statements at some point in the future, Aetherium, Pubco, the Company, Parent, and Merger Sub specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Aetherium. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Pubco intends to file with the SEC, a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Aetherium and a prospectus in connection with the proposed Business Combination involving Aetherium, Pubco, the Company, Parent and Merger Sub. The definitive proxy statement and other relevant documents will be mailed to stockholders of Aetherium as of a record date to be established for voting on Aetherium’s proposed Business Combination with the Company. STOCKHOLDERS OF AETHERIUM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH AETHERIUM’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT AETHERIUM, THE COMPANY, PUBCO, PARENT, MERGER SUB AND THE BUSINESS COMBINATION. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Aetherium Acquisition Corp., 79B Pemberwick Road, Greenwich, CT 06831, Attention: Jonathan Chan.

Participants in the Business Combination

Pubco, Aetherium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aetherium in connection with the Business Combination. Information regarding the officers and directors of Aetherium is set forth in Aetherium’s annual report on Form 10-K, which was filed with the SEC on April 17, 2023. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.